================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[ ] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-12


                            THE PIONEER GROUP, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)



                         LENS INVESTMENT MANAGEMENT, LLC
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[X] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies:
        Not applicable
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------

NY2:\872927\13\58531.0014

                     PRELIMINARY COPY, SUBJECT TO COMPLETION
                              DATED MARCH 22, 2000


                  --------------------------------------------

                               PROXY STATEMENT OF

                         LENS INVESTMENT MANAGEMENT, LLC

                  --------------------------------------------

                             IN CONNECTION WITH THE

                       2000 ANNUAL MEETING OF STOCKHOLDERS

                           OF THE PIONEER GROUP, INC.

To the Stockholders of The Pioneer Group, Inc.:


           This Proxy Statement is being furnished to stockholders of The Pioneer Group, Inc. (the "Company" or "Pioneer") in connection with a solicitation by Lens Investment Management, LLC ("Lens") and the other participants described below under "Certain Information Concerning Lens and the Other Participants in the Solicitation" (collectively with Lens, the "Lens Group," "we" or "us"). The Lens Group beneficially owns 1,099,463 shares or 4.1% of the Company's outstanding common stock, $0.10 par value per share ("Common Stock"). This Proxy Statement is for use at the 2000 Annual Meeting of Stockholders of the Company and at any adjournments thereof (the "2000 Annual Meeting"). The Company has announced that the 2000 Annual Meeting will be held on Tuesday, May 16, 2000, at 9:30 a.m., local time, at the offices of Hale and Dorr LLP, located at 60 State Street, Boston, Massachusetts.

           This Proxy Statement is first being sent or given to one or more stockholders on or about March 22, 2000.

           The Company's Common Stock closed yesterday at $23.31 per share, representing a loss to stockholders of 29.6% since its peak of $33.375 on December 4, 1997. The Company, founded in 1928, is one of the oldest mutual fund businesses in the country. Yet, today, growth in assets under management is stagnant, at less than one-half the industry average, and operating income per employee is one-third of the Company's peer group average (according to the Lens Group's calculations). We believe that the Company has diluted its human and financial capital by expanding into operations of unrelated businesses that are far removed from its core expertise and located on four continents. The Company's international mistakes have generated a staggering $194 million in net losses since 1997, and the small average size of the Company's funds creates significant relative infrastructure costs. We believe that something is broken at Pioneer that your current management and Board of Directors cannot fix. Please read the following pages that describe your Company's failure to compete successfully and our opinions on why and how we think THE SOLUTIONS WE RECOMMEND COULD BRING TO STOCKHOLDERS MORE THAN $28 PER SHARE.

           We are soliciting proxies in connection with the 2000 Annual Meeting for the election of Richard A. Bennett, John P.M. Higgins, Robert B. Holmes, Robert A.G. Monks and George W. Siguler (collectively, the "Lens Group Nominees") as Directors of the Company. If elected, the Lens Group Nominees would constitute a majority of the members (five out of eight) of the Company's Board of Directors (the "Pioneer Board"). The Lens Group Nominees are committed to promptly seeking a sale of the Company to the highest bidder in an auction. See "Our Reasons for The Solicitation" for a discussion of why we believe current strategies have failed and why we believe an auction of the Company would yield a significant premium to stockholders.


                          WE RECOMMEND THAT YOU VOTE IN
                        FAVOR OF THE LENS GROUP NOMINEES.


           We are nominating the Lens Group Nominees because we believe that the Company's current business strategies, plans and policies are not the best course of action for you -- the owners of the Company. Although we continue to believe that there is great value in the Company, we have grown extremely concerned about the apparent inability of its management to have such value reflected in its stock market price. The Pioneer Board and current management are not now producing a satisfactory return for the Company's stockholders in comparison to major market indicators, or even the "peer group" index chosen by the Company for presentation in its proxy statement. Our disappointment in the Company's financial results and stock price has led us to seek representation on the Pioneer Board in order to cause the Company to auction itself to the highest bidder.

WE BELIEVE THAT A VOTE IN FAVOR OF THE LENS GROUP NOMINEES IS A SIGNIFICANT STEP
 TOWARD A SALE OF THE COMPANY THAT WILL ALLOW STOCKHOLDERS TO EARN A PREMIUM ON
                              THEIR COMMON STOCK.

           Based upon a preliminary analysis of Pioneer using only publicly available information and without having conducted any solicitation of third-party interest, we believe that the value stockholders could receive in a sale or merger transaction involving Pioneer is likely to substantially exceed the current trading range of the Common Stock. The Company's strategy has required investment of valuable time and resources outside of its core Pioneer Investment Management business segment. We believe that this lack of focus has contributed to the dismal performance of the Common Stock. We are advocating the immediate sale of the Company as we believe an assessment of worth by a third-party buyer will create greater value for the Company's stockholders than existing operations.


           To avoid further deterioration of stockholder value, we believe that the Pioneer Board must take immediate steps towards a sale of the Company. The reasons we believe that the Company must be sold now are as follows:


            o we believe that far too much capital (both human and financial) has been diverted to businesses such as gold mining and timber harvesting which have not produced a return on investment and are unrelated to, and geographically distant from, the Company's core Pioneer Investment Management business segment;


            o based on Pioneer's small average fund size and low Operating Income per Employee, we believe that Pioneer's businesses are undersized and overstaffed, and that it will become progressively more difficult for the Company to compete on its own going forward;

            o prices that we have observed in recent sales of similar businesses and trading ranges of peers suggest that the current climate for sale of financial services businesses, and the Company in particular, is favorable; and


            o current management has shown itself incapable of executing strategic change even after affirmatively adopting it as a key objective.

           While we were encouraged by the Company's recent announcement that it has engaged two investment banking firms to assist the Company in evaluating strategic alternatives, we believe that the Company's history of failing to act decisively where business dispositions are concerned has eroded the Company's credibility with analysts and the investment community. In October of 1998, the Company hired an investment banking firm and announced its intention to sell its gold mining operations in Ghana. As of March 21, 2000, over 16 months later, no such disposition has occurred.

           Management's lack of credibility with analysts and the investment community, a critical commodity in the financial services business, is evidenced by the market's response to the Company's February 11, 2000 announcement of its intention to hire two investment banking firms. The closing price of the Common Stock was $16.78 per share on the day before the announcement was made. The closing price of the Common Stock subsequently increased a mere 2.8% to $17.25 per share by February 23, 2000, the day we filed our preliminary proxy statement with respect to the Lens Group Nominees. We believe that this minor price movement evidences doubt on the part of the investment community as to whether or not the announcement will result in timely action on the part of the Company's management and the Pioneer Board. We also believe that the increase in the closing price of the Common Stock following the filing of our preliminary proxy statement on February 23, to $19.88 per share on February 24, 2000 (representing a 15.2% increase from the prior day's close), and the subsequent price increases (with the Common Stock closing at $23.31 per share on March 20, 2000) is largely attributable to our proxy filing, i.e., the market's perception that the nomination and/or election of the Lens Group Nominees increases the likelihood that the Company will be sold.

           As more fully described below, WE HAVE ESTIMATED THAT THE TOTAL VALUE OF PIONEER'S EQUITY, WHICH IS THE SUM OF OUR ESTIMATES OF THE EQUITY VALUE OF EACH OF THE COMPANY'S THREE OPERATING SEGMENTS, COULD BE AT LEAST $28.03 PER SHARE.



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


Our estimated value of $28.03 per share represents a premium of 20.2% from the closing price of $23.31 per share on March 20, 2000. The Pioneer Board has not taken, and has announced no plans that we believe are likely to result in, the stockholders receiving comparable value for their Common Stock in the foreseeable future. Consequently, we are advocating that the Company be sold immediately to deliver this now-unrealized value to you - its stockholders, before any further deterioration in the stock price can occur.


                WHY SHOULD YOU VOTE FOR THE LENS GROUP NOMINEES?


           According to Bloomberg, L.P., over the two years ended December 31, 1999, PIONEER WAS RANKED AS AMERICA'S WORST-PERFORMING MONEY-MANAGEMENT STOCK. During what is perhaps the greatest bull market in history, over the past five years, the Common Stock has significantly underperformed both the Russell 3000 Index as well as its peer group index (chosen by the Company, not us) consisting of 11 investment management companies (which peer group, because it includes the Company, masks what is actually an even larger shortfall in performance versus its peers). According to the Company's 1999 proxy statement, $100 investments made on January 1, 1994 in the Russell 3000 Index and in the investment management peer group index would have grown to $220 and $248, respectively, by December 31, 1998. A similar $100 investment in the Company would be worth only $164.


                             YOUR VOTE IS IMPORTANT!
               TO VOTE FOR OUR NOMINEES PLEASE NOTE THE FOLLOWING:

           No proxy card for use at the 2000 Annual Meeting is included with this Proxy Statement but we will provide a GOLD PROXY CARD after the Company notifies stockholders of the matters to be voted upon at the 2000 Annual Meeting. The GOLD PROXY CARD we distribute will be accompanied or preceded by a revised Proxy Statement.

                        ONLY SUBMIT THE GOLD PROXY CARD.

           ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE 2000 ANNUAL MEETING. THEREFORE, PLEASE DO NOT COMPLETE OR RETURN ANY PROXY CARD SENT TO YOU BY THE COMPANY'S MANAGEMENT OR BOARD OF DIRECTORS.

                              REVOCATION OF PROXIES

           You can revoke your proxy (whether such proxy was solicited by us or the Company) at any time prior to its use at the 2000 Annual Meeting by submitting to us or the Company a written revocation or duly executed proxy bearing a later date. In addition, if you attend the 2000 Annual Meeting in person, you can vote by ballot, thereby canceling any proxy previously given. Proxies may be delivered to us, by hand or by mail, at:

                         Lens Investment Management, LLC
                             c/o MacKenzie Partners
                             156 Fifth Avenue, PH 3
                            New York, New York 10010


THIS SOLICITATION IS BEING MADE BY THE LENS GROUP IN OPPOSITION TO THE INCUMBENT
                  PIONEER BOARD AND MANAGEMENT OF THE COMPANY.


           The Company reported in its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1999, that there were 26,503,913 shares of Common Stock outstanding as of September 30, 1999. Unless otherwise indicated, any reference in this Proxy Statement to the percentage of outstanding shares of Common Stock owned by any person was computed based upon this number of outstanding shares. Each share of Common Stock is entitled to one vote.


           The Company has not formally announced the record date of the 2000 Annual Meeting, but we expect that the Company will provide this information in due course. Only stockholders of record at the close of business on the record date for the 2000 Annual Meeting will be entitled to notice of, or to vote at, the 2000 Annual Meeting.

           In accordance with the By-laws and the Delaware General Corporation Law, the number of directors that constitutes the entire Pioneer Board is to be fixed by resolution of the Board. The directors are elected to hold office until the next annual meeting of stockholders and until the election and qualification of their successors or until their earlier death, resignation or removal. At each annual meeting of stockholders, all of the directors are elected for one-year terms. The Pioneer Board currently has nine directors, all of whose terms will expire at the 2000 Annual Meeting. In addition, one director, Maurice Engleman, has decided not to stand for reelection to the Pioneer Board at the 2000 Annual Meeting.


           At the 2000 Annual Meeting we anticipate nominating five people for election to the Pioneer Board. We are soliciting proxies pursuant to this Proxy Statement to elect the Lens Group Nominees to the Pioneer Board to serve until the next annual meeting of stockholders, replacing John F. Cogan, Jr., presently the Company's Chief Executive Officer, and directors Jaskaran S. Teja, David D. Tripple, Alan J. Strassman and John H. Valentine. We do not oppose the reelection of incumbent directors John D. Curtin, Jr., Alyce J. Lee and W. Reid Sanders to fill the remaining board seats and to serve alongside the Lens Group Nominees.

           No assurance can be given that the Lens Group Nominees would be able to successfully implement their plan to sell the Company if elected to the Pioneer Board. The Lens Group, itself, does not intend to make any offer to acquire the Company. The Lens Group Nominees could, in the future, based upon their fiduciary duties and an evaluation of the Company's operations and future plans, decide to pursue another course of action.

             IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR
                      REQUIRE ASSISTANCE, PLEASE CONTACT:

                               MACKENZIE PARTNERS
                             156 FIFTH AVENUE, PH 3
                            NEW YORK, NEW YORK 10010
                              CALL: (800) 322-2885
                                OR (212) 929-5500



--------------------------------------------------------------------------------
                                    IMPORTANT


At the 2000 Annual Meeting, the Lens Group seeks to elect five nominees as Directors of the Company.
A VOTE FOR OUR NOMINEES WILL PROVIDE YOU -- THE OWNERS OF THE COMPANY -- WITH A MAJORITY OF THE PIONEER BOARD COMMITTED TO INCREASING STOCKHOLDER VALUE THROUGH A SALE, MERGER OR OTHER DISPOSITION OF THE COMPANY OR ITS ASSETS TO THE HIGHEST BIDDER PURSUANT TO AN AUCTION.
--------------------------------------------------------------------------------
                        OUR REASONS FOR THE SOLICITATION

           We are soliciting your votes for the Lens Group Nominees because we believe: (i) the economic value of the Company is not reflected in its market price, (ii) the Company's current strategies are deficient and (iii) the Common Stock has had a dismal performance in recent years. Our reasons for these beliefs are set forth below.


THE ECONOMIC VALUE OF PIONEER IS NOT REFLECTED IN ITS MARKET PRICE.


           Based upon a preliminary analysis of Pioneer using only publicly available information and without having conducted any solicitation of third-party interest, we believe that the value the Company's stockholders could receive in a sale or merger transaction involving Pioneer is likely to substantially exceed the current trading range of the Common Stock. The Company's strategy has required investment of valuable time and resources outside of its core Pioneer Investment Management business segment. We believe that this diffusion of Pioneer's focus has contributed to the dismal performance of the Company's Common Stock. We are advocating that management take immediate steps to sell the Company, as we believe an assessment of worth by a third-party buyer will create greater value for the Company's stockholders than existing operations.


           The reasons we believe that the Company must be sold now are as follows:


            o we believe that far too much capital (both human and financial) has been diverted to businesses such as gold mining and timber harvesting which have not produced a return on investment and are unrelated to, and geographically distant from, the Company's core Pioneer Investment Management business segment;

            o based on Pioneer's small average fund size and low Operating Income per Employee, we believe that Pioneer's businesses are undersized and overstaffed, and that it will become progressively more difficult for the Company to compete on its own going forward;

            o prices that we have observed in recent sales of similar businesses and trading ranges of peers suggest that the current climate for sale of financial services businesses, and the Company in particular, is favorable; and


            o current management has shown itself incapable of executing strategic change even after affirmatively adopting it as a key objective.


           Our assessment of Pioneer's real, or economic, value is based upon our analysis of the Company's three business units:

            o PIONEER INVESTMENT MANAGEMENT ("PIONEER INVESTMENT"): the Company's core business - U.S. registered and offshore fund management, distribution and servicing operation;

            o PIONEER INTERNATIONAL FINANCIAL SERVICES ("PIONEER FINANCIAL"): the Company's international mutual fund management, distribution and servicing business with operations in Russia, Poland and the Czech Republic; and

            o PIONEER GLOBAL INVESTMENTS ("PIONEER GLOBAL"): the Company's gold mining, timber harvesting, European venture capital and real estate management operations.


           ACCORDING TO OUR CALCULATIONS, THE TOTAL VALUE OF PIONEER'S EQUITY COULD EXCEED $28 PER SHARE IN A SALE. We believe that if a buyer simply paid the theoretical public trading market values of each of the Company's three business segments, without a premium for change in control or potential revenue and cost synergies, Pioneer Investment would be worth $24.26 per share, Pioneer Financial would be worth $3.30 per share and that Pioneer Global would be worth $0.47 per share. Our estimated value of $28.03 per share (i.e., the "sum of the parts") represents a premium of 20.2% from the March 20, 2000 closing price of $23.31 per share. The valuation "metrics" we used to calculate these estimated values are described in Annex A, which is incorporated herein by reference.


           WE BELIEVE THAT PROCEEDS TO STOCKHOLDERS IN A PRIVATE SALE OF THE PIONEER INVESTMENT SEGMENT ALONE COULD BE APPROXIMATELY $38 PER SHARE. In 1999, there were two private acquisitions of publicly held businesses that we believe are comparable to the Pioneer Investment segment. The two transactions were the acquisitions of Pilgrim Capital Corp. ("Pilgrim") by Reliastar Financial Corp. and of PIMCO Advisors LP ("PIMCO") by Allianze AG. We believe these acquisitions are comparable because both Pilgrim and PIMCO, like the Pioneer Investment segment, manage mutual funds, offer equity-style fund products, utilize "load" class fund shares and, at the time these transactions were announced, had publicly traded securities and operations based in the United States. The acquisitions of Pilgrim and of PIMCO were announced at multiples of 5.03 and
4.99 times trailing twelve month revenues, respectively. If applied to Pioneer Investment, the sale price multiples generated in these acquisitions would result in a valuation range of $37.88 to $38.18 per share for this segment of the Company's business. We cannot guaranty that a transaction involving Pioneer Investment would yield these same results because, among other things, the use of a single valuation measurement could reduce the reliability of an estimate of the potential worth of this segment. We believe, however, that these transactions create a benchmark for stockholders to consider in evaluating our belief that significant value exists in the Company that management has been unable to realize.


THE COMPANY'S CURRENT STRATEGIES ARE DEFICIENT AND ARE DEPRESSING THE PRICE OF THE COMMON STOCK.

           We have invested our clients' money in, and caused certain affiliated limited partnerships to invest in, the Common Stock because we believe that the Company has superior product recognition, portfolio management capacity and distribution capability. However, management and the Pioneer Board have repeatedly failed to recognize and adequately address fundamental business problems.

Management and the Pioneer Board have failed to act decisively in shedding value-destroying operations.

           We believe that the Company has been misallocating its capital and human resources to ill-conceived foreign ventures where it has neither the historical presence, the critical mass, nor the managerial expertise to succeed. In addition, we believe that the Company has been extremely slow in both recognizing the failure of these operations and in undertaking remedial action by shedding value-destroying operations. For example:

            o Since 1986, the Company has invested approximately $243 million in developing a gold mining venture in Ghana. The result has been a near total loss.

            o Since 1993, the Company has expended approximately $51 million to acquire timber equipment and facilities in eastern Russia. Again, the result is a near total loss.

            o Since 1995, the Company has lost an aggregate of $15.4 million (amounting to $0.59 per share) in Poland and an aggregate of $5.3 million (amounting to $0.21 per share) since 1996 in the Czech Republic in trying to establish mutual fund operations in those countries. The Company has lost an additional $5.8 million (amounting to $0.23 per share) in its eastern European venture capital operations.

            o The Company has also invested in real estate advisory and management services businesses in Moscow and Poland, all of which have produced losses.


           Overall losses from these international ventures have taken a serious toll on the Company's reported earnings. Since 1997, these losses amount to $194 million (or $7.45 per share), as compared with net income of $103 million (or $4.02 per share) generated by the Company's profitable core Pioneer Investment business. With the impairment to stockholders' equity, debt/total capital has risen from 39% to 43% during 1999. The Company has announced on a number of occasions its intent to sell, close down, or otherwise mitigate the negative effects of these operations on its reported earnings. Despite these promises, we believe that little by way of results has been forthcoming.


Management and the Pioneer Board have failed to focus on streamlining and building the core Pioneer Investment business.


           We believe that the Company has a valuable franchise in its core Pioneer Investment business. The Pioneer Investment division has a history of continuous cash generation and increasing profitability, and currently manages and services some $24 billion in assets. We believe that growth in assets under management, however, has suffered with the diversion of capital resources and managerial talent to its foreign exploits. Amid one of the greatest bull markets in U.S. history, and despite the Company's strong brand recognition, according to Lens Group calculations derived from publications of the Investment Company Institute, over the past decade the Company has grown at less than one-half the industry average. We believe that focus has been lost and opportunities to develop an institutional business, a stronger distribution network and more highly-rated funds have been missed. We also believe that the Company is managing its fund structure poorly. There are currently no fewer than 36 investment portfolios that have to be operated and serviced, or significantly less than $1 billion per fund, with larger proportionate service costs. As a consequence, Pioneer Investment's operating income of $63,000 per employee is nearly one-third of the peer average of $170,000 per employee (according to the Lens Group's calculations). Assets under management per employee are $28.3 million, which is 63% below the peer average.


Management and the Pioneer Board have failed to implement a management succession plan.


           The current President, Chief Executive Officer and Chairman of the Board - one individual - has held these positions since 1962. He is 73 years of age. There is no apparent successor to replace him. We believe that management depth is dangerously thin.


DISMAL STOCK PRICE.

           We believe that the Company's stock price has spiraled downward for far too long. BASED ON THE COMPANY'S OWN CALCULATION OF CUMULATIVE TOTAL


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


STOCKHOLDER RETURN PRESENTED IN THE COMPANY'S 1999 PROXY STATEMENT, $100 HYPOTHETICAL INVESTMENTS MADE ON JANUARY 1, 1994 IN THE RUSSELL 3000 INDEX AND IN A PEER GROUP INDEX CONSISTING OF 11 INVESTMENT MANAGEMENT COMPANIES (INCLUDING THE COMPANY) WOULD HAVE GROWN TO $220.00 AND $248.26, RESPECTIVELY, BY DECEMBER 31, 1998. IN CONTRAST, A $100 INVESTMENT IN THE COMPANY MADE ON JANUARY 1, 1994, WOULD BE WORTH ONLY $164.24 BY DECEMBER 31, 1998. In addition, the Company's stock price has fallen from its peak of $33.375 on December 4, 1997, to a current level of $23.31 as of March 20, 2000. This reflects a cumulative loss to stockholders of 29.6%. Perhaps most disturbing is that this performance occurred during a period when the values represented by the S&P 500 INDEX, DOW JONES INDUSTRIAL AVERAGE AND NASDAQ COMPOSITE INDEX ALL ROSE TO 54.5%, 37.8% AND 188.0% of their respective levels since December 4, 1997.


                YOU HAVE A VOTE IN THE FUTURE OF YOUR INVESTMENT.
                        VOTE FOR THE LENS GROUP NOMINEES.


           By running our own slate of nominees, we believe we are giving you, the Company's stockholders, a choice. If you are satisfied with the performance of your Company and its stock price, no doubt you will reelect the Board's nominees. But, if you - like us - are not satisfied and believe that the Company's stockholders would benefit from diligent efforts to sell the Company at a premium to its current market value through an auction process, we urge you to support our nominees. By electing the Lens Group Nominees, you would be assured that a majority of the Pioneer Board would be committed to securing such a sale, subject to its fiduciary duty.


                       INFORMATION REGARDING THE PROPOSAL

ELECTION OF DIRECTORS

           We are soliciting your proxy for the election of the Lens Group Nominees as Directors of the Company after we nominate them at the 2000 Annual Meeting to serve until their successors are duly elected and qualified.


           On February 15, 2000, the Lens Group provided written notice to the Company of its intent to nominate four persons for election to the Pioneer Board. On March 17, 2000, the Lens Group provided written notice to the Company of its intent to add an additional nominee so that, if elected, the Lens Group Nominees will represent a majority of the Pioneer Board. Such notices were provided pursuant to the Company's By-laws.

           In accordance with the Company's Restated Certificate of Incorporation and By-laws and the Delaware General Corporation Law, the size of the Pioneer Board shall be fixed by a resolution of the Board of Directors. Pioneer currently has nine Directors, all of whose terms will expire at the 2000 Annual Meeting. One director, Maurice Engleman, has decided not to stand for reelection to the Pioneer Board at the 2000 Annual Meeting. Consequently, we believe that eight directors are to be elected at the 2000 Annual Meeting. The Lens Group Nominees, Richard A. Bennett, John P.M. Higgins, Robert B. Holmes, Robert A.G. Monks and George W. Siguler, if elected, would each serve terms expiring at the Company's next annual meeting of stockholders and until his successor is elected and qualified or until his earlier death, resignation or removal. We reserve the right to nominate additional candidates for any or all available seats on the Pioneer Board at the 2000 Annual Meeting of Stockholders. In addition, if any additional Directorships are to be voted upon at the 2000 Annual Meeting, we reserve the right to nominate additional persons to fill such positions. We do not expect that any of our nominees will be unable to stand for election but, in the event that any of them are unable to do so, shares represented by GOLD PROXY CARDS will be voted for the remaining Lens Group Nominees. Furthermore, we reserve the right to nominate substitute or additional persons if the Company makes or announces any changes to the By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of our nominees.


           If the Lens Group Nominees are elected and take office as Directors, they intend to discharge their duties in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

           LENS GROUP NOMINEES

           Each of the Lens Group Nominees has consented to serve as a Director if elected. There are no arrangements or understandings between any such nominee and any other person pursuant to which he was selected as a Lens Group Nominee. The information below concerning age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective Lens Group Nominees.



                                                                                                     NUMBER OF SHARES
                                  PRESENT PRINCIPAL OCCUPATION AND PRINCIPAL                           OF COMMON        PERCENT OF
NAME, BUSINESS                        OCCUPATIONS DURING LAST FIVE (5) YEARS;                            STOCK           COMMON
ADDRESS AND AGE                          DIRECTORSHIPS                                                   OWNED            STOCK
---------------                          -------------                                                   -----            -----
John P.M. Higgins               Principal in and President and Chief Investment Officer of Lens     1,097,063(1)            4.1%
c/o Lens Investment             (engaged primarily in the investment management and investment
  Management, LLC               advisory businesses) since 1992; Director and President of Ram
45 Exchange Street              (engaged primarily in the investment management and investment
Portland, ME 04101              advisory businesses) since 1991; Alternate Director of Hermes
Age 51.                         Lens Asset Management Ltd. (an investment management and
                                investment advisory business) since 1998;
                                Director and Chairman of the Executive Committee
                                of Atlantic Bank, N.A. (a national bank) from
                                1994 to 1997; Vice President of and responsible
                                for cross border mergers and acquisitions for
                                Banque de Gestion Privee (a French merchant
                                bank) from 1987 to 1990; Vice President in
                                charge of investments for Lambert Brussels
                                Capital Corp. (a financial services company)
                                from 1985 to 1987.

Robert B. Holmes                Principal in and Investment Committee Member for Lens since 1992;   1,097,063(1)            4.1%
c/o Lens Investment             Director of Dayton Superior Corp. (a manufacturer of accessories
  Management, LLC               used in concrete construction and paving) since 1996; Advisory
45 Exchange Street              Director of Ripplewood Holdings, L.L.C. (a manager of private
Portland, ME 04101              equity funds and other private investments) since 1995; advisor
Age 68.                         to Nihon Nosan Koygo K.K. (a grain and food products company)
                                since 1998; Director of Mitsubishi International Corp. (a
                                worldwide trading company) since 1990 and consultant since 1994;
                                Director and Chairman of the Audit Committee of Atlantic Bank,
                                N.A. from 1994-1997; private investor.

Robert A.G. Monks               Principal in and participant in the management of Lens since        1,097,063(1)            4.1%
c/o Lens Investment             1990; Director of Ram since 1989; Director of Hermes Lens Asset
  Management, LLC               Management Ltd. since 1998; Chairman of the Board of the Boston
45 Exchange Street              Company (a bank holding company), and its wholly-owned subsidiary
Portland, ME 04101              Boston Safe Deposit and Trust Co. from 1979 to 1981 and a member
Age 66                          of the Board of Directors thereof from 1975 to 1979; Principal in
                                Gardner Associates (a money manger) from 1965 to
                                1967; Director of Tyco International Ltd. (a
                                diversified manufacturing and service company)
                                from 1985 to 1994; private investor.

Richard A. Bennett              Director of Governance for Lens since 1997; Maine State Senator     1,097,063(1)             4.1%
c/o Lens Investment             since 1996; proprietor of the Bennett Development Company (a
Management, LLC                 research and public affairs consulting business) since 1992;
45 Exchange Street              sales manager of Burlington Homes of Maine, Inc. (a manufactured
Portland, ME 04101              housing business) from 1995 to 1996.
Age 36



                                       12


George W. Siguler               Managing Director of Siguler Guff & Company (a private equity       2,400(2)                  *
c/o Siguler Guff & Company      management firm) since 1995; director of NovaCare, Inc. (a
630 Fifth Avenue                healthcare services company); director and officer of Venture
New York, NY 10111              Lending & Leasing, Inc. (a private investment fund); director of
Age 51                          Business Mortgage Investors, Inc. (a private real estate
                                investment trust); managing director of Mitchell
                                Hutchins Institutional Investors, Inc. (an
                                investment company) and head of its private
                                equity group since 1991; President of Associated
                                Capital Investors from 1985 to 1991; Executive
                                Vice President of Monarch Capital Corporation
                                from 1985 to 1991.


-------------
*     Denotes ownership of less than 1% of the outstanding shares of Common
      Stock.


(1) Mr. Higgins is a client of Lens and Ram. Shares of Common Stock beneficially owned by Lens and Ram Trust Services, Inc. ("Ram") include 27,560 shares purchased with investment funds of Mr. Higgins and his spouse and are held in a Lens Group-managed account. Mr. Monks is a client of Lens and Ram. Shares of Common Stock beneficially owned by Lens and Ram include 72,400 shares purchased with investment funds of Mr. Monks and his spouse and are held in a Lens Group-managed account. Mr. Bennett is a client of Lens and Ram. Shares of Common Stock beneficially owned by Lens and Ram include 1,662 shares purchased with investment funds of Mr. Bennett and his spouse and are held in a Lens Group-managed account. Mr. Holmes used his personal funds to purchase 4,000 shares of Common Stock, which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of Lens or Ram. John B. Goodrich used his personal funds to purchase 2,150 shares of Common Stock, which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of Lens or Ram. Barbara A. Sleasman used her personal funds to purchase 1,000 shares of Common Stock, which she owns as of the date hereof, which shares were not purchased at the direction of Lens or Ram. William Schaffner used his personal funds to purchase 500 shares of Common Stock, which he owns as of the date hereof, which shares were not purchased at the direction of Lens or Ram. Lens is the direct beneficial owner of 776,673 shares of Common Stock (including 1,000 shares held of record by Lens II, L.P.). Ram is the direct beneficial owner of 312,740 shares of Common Stock. The Lens Group may be deemed to be the beneficial owner of 1,097,063 shares of Common Stock in the aggregate, representing approximately 4.1% of the outstanding shares of Common Stock (does not include shares beneficially owned by Mr. Siguler - see footnote 2). Other than with respect to purchases using personal funds, as set forth above, Mr. Higgins, Mr. Holmes, Mr. Monks and Mr. Bennett each disclaim beneficial ownership of all shares of Common Stock held by the Lens Group. Nothing herein shall be deemed to be an admission that any member of the Lens Group or the beneficial owners of any of the shares of Common Stock held of record by any participants in any proxy solicitation by the Lens Group pursuant to Regulation 14A under the Exchange Act, constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder or of any provision of the Delaware General Corporation Law.


(2) Includes shares held by the following trusts of which Mr. Siguler is the trustee: (a) the George W. Siguler Jr. Minority Trust, (b) the Charles A. Siguler Minority Trust and (c) the Emily A. Siguler Minority Trust. Because Mr. Siguler is a participant in a proxy solicitation with the members of the Lens Group set forth in footnote 1 above, he may be deemed to be acting in concert with them with respect to the Common Stock. Therefore, Mr. Siguler may be deemed to beneficially own the shares of Common Stock beneficially owned by them, and they may be deemed to beneficially own the shares of Common Stock beneficially owned by Mr. Siguler. Mr. Siguler and the other members of the Lens Group disclaim such beneficial ownership.


           All transactions in securities of the Company engaged in by any member of the Lens Group during the past two years are summarized in Annex B, which is incorporated herein by reference.

                                  VOTE REQUIRED

           The proposed election of Directors requires the affirmative vote of a plurality of the shares of Common Stock of the Company having voting power present in person or represented by proxy and entitled to vote thereon at the 2000 Annual Meeting. The affirmative vote of the holders of a majority of the votes cast at the meeting will be required to approve each other proposal.

           Our Proxy Statement and a form of proxy will be delivered to holders of at least the percentage of the Company's Common Stock required under applicable law to carry the proposal.

                  METHOD OF COUNTING VOTES AND PROXY PROCEDURES

           Votes will be counted and certified by independent inspectors of election. Under the rules of the Securities and Exchange Commission, boxes and a designated blank space are provided on the proxy card for you to mark if you wish to vote "for" or "against" or "abstain" from voting on one or more of the proposals, or to withhold authority to vote for one or more of the nominees for Director. Delaware law and the Company's By-laws require the presence of a quorum, in person or by proxy, consisting of at least a majority of the outstanding shares of Common Stock at the 2000 Annual Meeting. Abstentions and broker non-votes will be included in the number of shares of Common Stock present or represented at the 2000 Annual Meeting for purposes of determining whether a quorum exists. Votes withheld in connection with the election of one or more of the nominees for director will not be counted as votes cast for those individuals and will not affect the outcome of the election. However, abstentions with respect to any proposal brought to a vote at the 2000 Annual Meeting will have the same effect as a vote against such proposal. Broker non-votes, which occur when brokers do not receive voting instructions from their customers on non-routine matters, and consequently have no discretion to vote on those matters, are treated as shares not present for the purpose of the vote with respect to a specific proposal and therefore will have no effect on the outcome of the vote on any such proposal.

           If no directions are given and the signed GOLD PROXY CARD is returned, the attorneys-in-fact appointed in the proxy will vote the shares of Common Stock represented by any such GOLD PROXY CARD FOR the election of the Lens Group Nominees and FOR the selection of [__________] as the Company's auditors. Lens knows of no other business to be presented at the 2000 Annual Meeting, but if other matters do properly come before the 2000 Annual Meeting, the attorneys-in-fact appointed in the proxy will use their discretion to vote the shares of Common Stock represented by GOLD PROXY CARDS in accordance with their best judgment on such matters.

                CERTAIN INFORMATION CONCERNING LENS AND THE OTHER
                        PARTICIPANTS IN THE SOLICITATION


           Information is being given herein for (i) Lens, (ii) Ram Trust Services, Inc. ("Ram"), (iii) Richard A. Bennett, a natural person and nominee for the Board of Directors of the Company ("Bennett"), (iv) John P.M. Higgins, a natural person and nominee for the Board of Directors of the Company ("Higgins"), (v) Robert B. Holmes, a natural person and nominee for the Board of Directors of the Company ("Holmes"), (vi) John B. Goodrich, a natural person and employee of Ram ("Goodrich"), (vii) Robert A.G. Monks, a natural person and nominee for the Board of Directors of the Company ("Monks"), (viii) Barbara A Sleasman, a natural person and member of Lens ("Sleasman"), (ix) William S. Schaffner, a natural person and employee of Ram ("Schaffner") and (x) George W. Siguler a natural person and nominee for the Board of Directors of the Company ("Siguler"), who are each a "participant in a solicitation" (collectively, the "Participants") as defined under the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.


           Lens is a Maine limited liability company. Ram is a Maine corporation. Lens and Ram are engaged primarily in the investment management and investment advisory businesses and are owned and controlled by their common management (as identified below). The principal place of business and principal offices of both Lens and Ram are located at 45 Exchange Street, Suite 400, Portland, Maine 04101. Lens also conducts business at 1200 G Street, N.W., Suite 800, Washington, D.C. 20005.

           Each of Lens and Ram manages investment accounts for clients, which include members of the management of Lens and Ram and affiliated and associated persons as well as unaffiliated individual and institutional clients. Additionally, Lens manages investment accounts for certain affiliated limited partnerships. Each of Lens and Ram has caused investment accounts of certain of its clients and limited partnerships (collectively, "Clients"), over which it has discretion, to acquire Common Stock. The Lens Group has voting and dispositive power over the Common Stock held in these accounts and by these limited partnerships and, accordingly, may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such Common Stock. Except for such deemed beneficial ownership and except as described herein, neither Lens nor Ram, nor any of their members or associates or such members' associates, own any Common Stock or other securities of the Company.

           Goodrich is employed as a Research Director by Ram, which position constitutes his principal occupation. Goodrich's business address is c/o Ram Trust Services, Inc., 45 Exchange Street, Portland, Maine 04101.

           Sleasman is a member of and participates in the management of Lens. Sleasman's business address is c/o Lens Investment Management, LLC, 45 Exchange Street, Portland, Maine 04101.

           Schaffner is a director of Ram, as well as its Treasurer and Secretary. Schaffner's business address is c/o Ram Trust Services, Inc., 45 Exchange Street, Portland, Maine 04101.


           The name, business address, position and principal occupation of each of the Members of Lens is as follows:


Name and Business Address               Position and Principal Occupation
-------------------------               ---------------------------------

      John P.M. Higgins                 Member/Management Participant
      45 Exchange Street
      Portland, ME  04101

      Robert A.G. Monks                 Member/Management Participant
      45 Exchange Street
      Portland, ME  04101

      Nell Minow                        Member/Management Participant
      1200 G Street, NW
      Suite 800
      Washington, DC  20005

      Robert B. Holmes                  Member/Management Participant
      45 Exchange Street
      Portland, ME  04101

      Barbara A. Sleasman               Member
      1200 G Street, NW
      Suite 800
      Washington, DC  20005

           The principal occupation of each of the individuals listed above is participation in the management of Lens and Ram.

           The name, business address, position and principal occupation of each of the Members of Ram is as follows:


Name and Business Address            Position and Principal Occupation
-------------------------            ---------------------------------

      John P.M. Higgins              President, Chief Executive Officer,
      45 Exchange Street             Director and Controlling Stockholder
      Portland, ME  04101

      Robert A.G. Monks              Director
      45 Exchange Street
      Portland, ME  04101

      William F.K. Monks             Director
      45 Exchange Street
      Portland, ME  04101

      William S. Schaffner           Secretary, Treasurer and Director
      45 Exchange Street
      Portland, ME  04101


           The principal occupation of each of the individuals listed above is participation in the management of Ram and/or Lens.

           As of the date hereof, Lens and Ram, collectively, have caused their Clients to expend $17,830,056 of the Clients' investment funds to purchase a total of 1,089,413 shares of Common Stock.


           Holmes is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Holmes and his wife held in a Lens Group-managed account. Holmes has separately used his personal funds to purchase the 4,000 additional shares of Common Stock owned by him as of the date hereof, which additional shares of Common Stock are not held in a Lens Group-managed account and were not purchased at the direction of the Lens Group. Because of Holmes' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, the shares of Common Stock beneficially owned by them, and vice versa. Holmes, Lens and Ram disclaim such beneficial ownership.

           Goodrich is a Client of the Lens Group and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Goodrich held in a Lens Group-managed account. Goodrich used his personal funds to purchase 2,150 shares of Common Stock which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of the Lens Group. Because of Goodrich's relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them, and vice versa. Goodrich, Lens and Ram disclaim such beneficial ownership.

           Higgins is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Higgins and his spouse held in a Lens Group-managed account. Because of Higgins' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Higgins, Lens and Ram disclaim such beneficial ownership.

           Monks is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Monks and his spouse held in a Lens Group-managed account. Because of Monks' relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Monks, Lens and Ram disclaim such beneficial ownership.

           Bennett is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Bennett and his spouse held in a Lens Group-managed account. Because of Bennett's relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Bennett, Lens and Ram disclaim such beneficial ownership.

           Sleasman is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Sleasman and her spouse held in a Lens Group-managed account. Sleasman used her personal funds to purchase 1,000 shares of Common Stock which she owns as of the date hereof, which shares of Common Stock were not purchased at the direction of the Lens Group. Because of Sleasman's relationship with Lens and Ram, she may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Sleasman, Lens and Ram disclaim such beneficial ownership.


           Schaffner is a Client of the Lens Group, and the shares of Common Stock beneficially owned by Lens and Ram as identified herein include shares purchased with investment funds of Schaffner and his spouse held in a Lens Group-managed account. Schaffner used his personal funds to purchase 500 shares of Common Stock which he owns as of the date hereof, which shares of Common Stock were not purchased at the direction of the Lens Group. Because of Schaffner's relationship with Lens and Ram, he may be deemed to be acting in concert with respect to the Common Stock with them and may be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act the shares of Common Stock beneficially owned by them. Schaffner, Lens and Ram disclaim such beneficial ownership.


           No Participant or any of their respective associates owns any securities of the Company of record but not beneficially.

           Mr. Monks is the uncle of Mr. Higgins.

           None of the Participants or any of their respective associates has any arrangement or understanding with any person with respect to (i) any future employment with the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party.

               CERTAIN INTERESTS IN THE PROPOSAL AND WITH RESPECT
                           TO SECURITIES OF THE ISSUER

           To the knowledge of the Lens Group, no member of the Lens Group nor any of such members' associates, or controlling persons thereof, has any direct or indirect economic or other interests in the proposal which differ in any way from the other stockholders of the Company.


           As part of their client relationships, Lens and Ram have the power to direct the voting and the disposition of shares of Common Stock owned by their respective clients in the accounts they manage or held by affiliated limited partnership pursuant to written investment management agreements with such clients and limited partnerships. Under such agreements, Lens' compensation for its services thereunder may include a share in the appreciation earned by such investments and, accordingly, Lens' compensation for its services thereunder may vary with the value of the assets (including any Common Stock) under its management. None of such agreements, however, requires that such accounts be invested in securities of the Company or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Company. Mr. Holmes has entered into an investment management agreement with Ram in his capacity as a client of Ram, has an ownership interest in Lens and participates in its management. Mr. Goodrich has entered into an investment management agreement with Ram in his capacity as a client of Ram and is an employee of Ram. Mr. Monks has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in the management of each of Lens and Ram. Mr. Higgins has entered into an investment management agreement with Ram, has an ownership interest in Lens and Ram and participates in the management of each of Lens and Ram. Ms. Sleasman has entered into an investment management agreement with Ram, has an ownership interest in Lens and participates in the management of Lens. Mr. Bennett has entered into an investment management agreement with Ram and participates in the management of Lens. Mr. Schaffner has entered into an investment management agreement with Ram and participates in the management of Lens.


           To the knowledge of the Lens Group, except as set forth herein, within the past year, there have been no contracts, arrangements or understandings between or among any of the members of the Lens Group or their respective associates or controlling persons or between any members of the Lens Group and any other person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss, or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

           Lens, the other Participants, and each of their affiliates and associates, intend to vote any shares of Common Stock that they beneficially own in accordance with the recommendations of the Lens Group set forth herein.

                        PRINCIPAL OWNERS OF COMMON STOCK

           The following table sets forth, as of March 24, 1999, based solely, except as otherwise indicated herein, on the information contained in the Company's definitive Proxy Statement for the 1999 Annual Meeting of Stockholders, the number of outstanding shares of Common Stock beneficially owned by each person known to the Lens Group as of such date to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock, each Director, each of the executive officers named in the executive compensation table of such definitive Proxy Statement and all executive officers and directors as a group. For purposes of the following table, John F. Cogan, Jr., David D. Tripple, Stephen G. Kasnet, William H. Smith, Jr., Alicja K. Malecka, Robert L. Butler and William H. Keough are referred to as the "named executive officers."

           Except as otherwise noted in a footnote below, each Director, nominee and executive officer has sole voting and investment power with respect to the number of shares of Common Stock set forth opposite his or her name in the table.

                                                                                                            PERCENT OF SHARES OF
NAME AND ADDRESS OF BENEFICIAL OWNER,                                                                          COMMON STOCK
   EXECUTIVE OFFICER OR DIRECTOR                  NUMBER OF SHARES (1)          NATURE OF OWNERSHIP (1)       OUTSTANDING (2)
   -----------------------------                  --------------------          -----------------------       ---------------
John F. Cogan, Jr.
      60 State Street                             2,352,094    (3)                    Direct                       8.8%
      Boston, MA 02109                            1,255,950    (4)                    Indirect                     4.8%
Southeastern Asset
   Management, Inc.
      6410 Poplar Avenue
      Suite 900
      Memphis, TN 38119                           4,932,100    (5)                    Indirect                    18.7%
Gabelli Funds, Inc.
      One Corporate Center
      Rye, NY 10580                               2,350,105    (6)                    Indirect                     8.9%
Robert L. Butler                                  393,708      (3)(7)                 Direct                       1.5%
David D. Tripple                                  316,101      (3)                    Direct                       1.2%
Maurice Engleman                                  4,000                               Direct                        *
Alan J. Strassman                                 __                                    ___                        ___
Jaskaran S. Teja                                  18,980(3)                           Direct                        *
John H. Valentine                                 4,000                               Direct                        *
Stephen G. Kasnet                                 27,297(3)                           Direct                        *


                                       20

Alicja K. Malecka                                 98,407(3)                           Direct                        *
William H. Smith, Jr.                             287,926      (3)                    Direct                       1.1%
William H. Keough                                 149,432      (3)                    Direct                        *

All directors and executive officers as a         3,749,493    (3)(7)                 Direct                      13.7%
group (15 persons)                                1,255,950    (4)                    Indirect                     4.8%

-----------------------
*     Denotes ownership of less than 1% of outstanding shares of Common Stock.

(1) The inclusion herein of any shares of Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, each stockholder referred to above has sole voting and investment power with respect to the shares listed.

(2) For purposes of this table, the number of outstanding shares of Common Stock of the Company is adjusted for each director and executive officer to include the number of shares of Common Stock into which any options held by such director or executive officer are exercisable on or before May 23, 1999.

(3) Includes shares of Common Stock that the listed person has the right to acquire under outstanding options that are exercisable on or before May 23, 1999, including 303,000 shares for Mr. Cogan; 14,500 shares for Mr. Kasnet; 75,000 shares for Ms. Malecka; 120,000 shares for Mr. Smith; 163,000 shares for Mr. Tripple; 163,000 shares for Mr. Butler; 115,500 shares for Mr. Keough; 15,400 shares for Dr. Teja; and 1,039,400 shares for all directors and executive officers as a group.

(4) Includes an aggregate of 378,754 shares of Common Stock held in trusts with respect to which Mr. Cogan may be deemed to be a beneficial owner by reason of his position as a trustee and/or his interests as a beneficiary, over which shares Mr. Cogan exercises shared voting and investment power. Also includes an aggregate of 877,196 shares of Common Stock held by voting trusts of which Mr. Cogan is the sole trustee.

(5) Consists of shares of Common Stock held by a variety of investment advisory clients, over which shares Southeastern Asset Management, Inc. exercises sole, shared or no voting authority and exercises sole or shared investment power. The foregoing is based solely on information provided by the stockholder in Amendment No. 12 to Schedule 13G dated February 10, 1999 with respect to shares held on December 31, 1998.

(6) Consists of shares of Common Stock held by a variety of investment advisory and investment company clients, over which shares Gabelli Funds, Inc., Gabelli Asset Management, Inc. or one of their affiliates exercises sole voting authority and sole investment power. The foregoing is based solely on information provided by the stockholder in Amendment No. 4 to
      Schedule 13D dated March 17, 1999 with respect to shares held on March 12, 1999.

(7)   Includes 84,300 shares that Mr. Butler owns jointly with his wife.


                          PROXY SOLICITATION; EXPENSES

           Proxies may be solicited by members of the Lens Group and partners and employees of members of the Lens Group by mail, telephone, telecopier, the Internet and personal solicitation. Regular employees and members of the Lens Group and their affiliates may be used to solicit proxies and, if used, will not receive additional compensation for such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material of the Lens Group to their customers for whom they hold shares of Common Stock, and the Lens Group will reimburse them for their reasonable out-of-pocket expenses. In addition, the Lens Group has retained MacKenzie Partners ("MacKenzie") to assist in the solicitation of proxies for a fee of $_________ plus out-of-pocket expenses. MacKenzie will employ approximately [ ] people to solicit the Company's stockholders. In addition to the solicitation of proxies from, and delivery of information to, Pioneer stockholders, it is contemplated that MacKenzie will, provide advisory services as requested pertaining to the solicitation of proxies. The Lens Group also contemplates indemnifying MacKenzie against certain liabilities and expenses relating to the proxy solicitation.

           The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by the Lens Group will be borne by the Lens Group. We estimate such expenses to be $[______] (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Lens Group and its affiliates). The total expenditures incurred to date have been approximately $[______], to be paid by us. We do not intend to seek reimbursement from the Company for our expenses.

                             ADDITIONAL INFORMATION

           The principal executive offices of Pioneer are located at 60 State Street, Boston, Massachusetts, 02109. Except as otherwise noted herein, the information concerning Pioneer has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Pioneer to disclose events that may affect the significance or accuracy of such information.

              STOCKHOLDERS' PROPOSALS IN COMPANY'S PROXY STATEMENT

           The Company's By-laws require that notice of nominations to the Board of Directors proposed by stockholders be received by the Secretary of the Company, along with certain other specified material, not less than 60 nor more than 90 days prior to the annual meeting of stockholders; provided, however, that if less than 70 days' notice or prior public disclosure of the date of the meeting is provided to stockholders, such notification must be provided to the Secretary not later than the close of business on the 10th day following the day on which the notice of meeting was mailed or public disclosure thereof was provided, whichever occurs first.

           Pursuant to Rule 14a-8(e)(2) under the Exchange Act, any proposal by a stockholder at the 2001 Annual Meeting, to be included in the Company's proxy statement for the 2001 annual meeting of stockholders must be received in writing at the Company's principal executive offices not less than 120 calendar days in advance of the date that the Company's proxy statement was released to security holders in connection with its 2000 Annual Meeting of Stockholders. However, if the date of the meeting is changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the Company begins to print and mail its proxy materials.

           Proposals should be addressed to the Secretary, 60 State Street, Boston, Massachusetts 02109.


Dated:  March 21, 2000
                                           Sincerely,
                                           Your Fellow Stockholder,



                                           Lens Investment Management, LLC

                                     ANNEX A


           Our estimated value of the Pioneer Investment operating segment represents a simple average, applying the median peer multiple, using seven valuation metrics. We have assumed that Pioneer's "peer" group for its Pioneer Investment operating segment consists of the following companies: Eaton Vance Corp ("Eaton"), Franklin Resources, Inc. ("Franklin"), Gabelli Asset Management Inc. ("Gabelli"), SEI Corp ("SEIC"), T. Rowe Price Associates Inc. ("TROW"), United Asset Management Corp. ("UAM") and Waddell & Reed Financial Inc. ("WDR"). We believe that averaging the seven valuation methods, as opposed to utilizing one over the others, provides a more accurate range of implied values.


           The valuation "metrics" we used to calculate the average estimated value of the Pioneer Investment operating segment consisted of the following:

            o PRICE/TRAILING TWELVE MONTH ("TTM") SALES. This multiple is equal to the market price per share as of February 11, 2000 divided by the trailing twelve month sales per share through the quarter ending September 30, 1999, except for Eaton, which is through the quarter ending October 31, 1999. For Pioneer's peers, the Price/TTM Sales multiples were: Eaton - 4.03x; Franklin - 3.66x; Gabelli - 2.92x; SEIC - 3.74x; TROW - 4.26x; UAM - 0.92x; WDR - 5.59x. The TTM sales per share for Pioneer Investment, through September 30, 1999, was $7.59 (net revenues and sales for this segment divided by 26,503,913 actual shares outstanding). The median peer multiple is 3.74x. Thus, the Lens estimated value of "Pioneer Investment" using Price/TTM Sales is $28.39 per share (i.e., $7.59 multiplied by 3.74).

            o PRICE/TTM NET INCOME. This multiple is equal to the market price per share as of February 11, 2000 divided by the trailing twelve month's net income per share through the quarter ending September 30, 1999, except for Eaton, which is through the quarter ending October 31, 1999. For Pioneer's peers, the Price/TTM Net Income multiples were: Eaton - 28.3x; Franklin - 17.7x; Gabelli - 11.8x; SEIC - 27.9x; TROW - 21.3x; UAM - 14.1x; WDR - 23.1x. The TTM net income per share for Pioneer Investment, through the quarter ending September 30, 1999, was $1.25 per share (net income before change in accounting principle divided by actual shares outstanding). The median peer multiple is 21.3x. Thus, the Lens estimated value of "Pioneer Investment" using Price/TTM Net Income per share is $26.63 per share (i.e., $1.25 multiplied by 21.3).

            o PRICE/ESTIMATED CALENDAR YEAR ("CY99") NET INCOME. This multiple is equal to the market price per share as of February 11, 2000 divided by the estimated calendar year 1999 earnings per share. Lens estimated the calendar year 1999 earnings per share for the aforementioned "peer" group using the FirstCall consensus earnings estimates as of February 11, 2000. For Pioneer's peers, the P/CY99 Net Income multiples were as follows: Eaton - 16.8x; Franklin - 16.5x; Gabelli - 10.6x; SEIC - 26.3x; TROW - 19.0x; UAM - 14.0x; WDR - 20.3x. The CY99
                  net income per share for Pioneer Investment, as estimated by Lens, is $1.35 per share (estimated net income before change in accounting principle divided by actual shares outstanding). The median peer multiple is 16.8x. Thus, the Lens estimated value of "Pioneer Investment" using P/CY99 Net Income per share is $22.75 per share (i.e., $1.35 multiplied times 16.8).

            o PRICE/ESTIMATED CY00 NET INCOME. This multiple is equal to the market price per share as of February 11, 2000 divided by the estimated calendar year 2000 earnings per share. Lens estimated the calendar year 2000 earnings per share for the aforementioned "peer" group using the FirstCall consensus earnings estimates as of February 11, 2000. For Pioneer's peers, the P/CY00 Net Income multiples were as follows: Eaton
                  - 13.4x; Franklin - 14.3x; Gabelli - 9.5x; SEIC - 20.6x; TROW
                  - 16.6x; UAM - 12.4x; WDR - 15.2x. The CY00 net income per share for Pioneer Investment, as estimated by Lens, is $1.43 per share (estimated net income divided by actual shares outstanding). The median peer multiple is 14.3x. Thus, the Lens estimated value of "Pioneer Investment" using P/CY00 Net Income per share is $20.42 per share (i.e., $1.43 multiplied times 14.3).

            o EV/TTM IBIT. This multiple is equal to the "Enterprise Value" (market value of common stock as of February 11, 2000 plus minority interest capital plus total debt less cash and cash equivalents) divided by the trailing twelve month's IBIT (income from continuing operations before taxes and interest expense) through the quarter ending September 30, 1999, except for Eaton, which is through the quarter ending October 31, 1999. For Pioneer's peers, the Price/TTM IBIT multiples were as follows: Eaton - 15.3x; Franklin - 11.5x; Gabelli - 5.8x; SEIC - 15.4x; TROW - 10.4x; UAM - 8.9x; WDR - 12.4x. The TTM IBIT for Pioneer Investment, through September 30, 1999, was $51.1 million. The median peer multiple is 11.52x. Thus, the Lens estimated value of "Pioneer Investment" using Price/TTM IBIT is $22.22 per share (i.e., $51.1 million multiplied times
                  11.52 less $0 debt and minority interest capital plus $0 cash divided by actual shares outstanding).

            o EV/TTM IBITDA. This multiple is equal to the Enterprise Value (market value of common stock as of February 11, 2000 plus minority interest capital plus total debt less cash and cash equivalents) divided by the trailing twelve month's IBITDA (income from continuing operations before taxes, interest expense and depreciation and amortization expense) through the quarter ending September 30, 1999, except for Eaton, which is through the quarter ending October 31, 1999. For Pioneer's peers, the Price/TTM IBITDA multiples were as follows: Eaton - 15.0x; Franklin - 10.9x; Gabelli - 5.8x; SEIC - 13.4x; TROW - 9.6x; UAM - 5.1x; WDR - 11.5x. The TTM IBITDA for Pioneer Investment, through September 30, 1999, was $63.8 million. The median peer multiple is 10.9x. Thus, the Lens estimated value of "Pioneer Investment" using Price/TTM IBITDA is $26.28 per share (i.e., $63.8 million multiplied times 10.9 less $0 debt and minority interest capital plus $0 cash divided by actual shares outstanding).

            o PRICE/ASSETS UNDER MANAGEMENT ("AUM"). This multiple is equal to the market price per share divided by the amount of assets the company manages on behalf of its clients, as of the latest available date, on a per share basis. This ratio is expressed as a percent. For Pioneer's peers, the Price/AUM percentages were as follows: Eaton - 3.4%; Franklin - 3.5%; Gabelli - 2.2%; SEIC - 2.6%; TROW - 2.3%; UAM - 0.4%; WDR - 5.0%. The
                  latest available assets under management attributed to Pioneer's Pioneer Investment segment were $905.5 per share. The median peer percentage is 2.6%. Thus, the Lens estimated value of "Pioneer Investment" using Price/AUM is $23.24 per share (i.e., $905.5 per share multiplied times 2.6%).

           We believe the comparable trading and sale metrics we assigned to the Company's Pioneer Investment segment are appropriate for the following reasons:

            o Pioneer Investment was one of the first U.S. mutual fund families;

            o     its use of broad distribution channels;

            o the laudable performance of Pioneer's mutual funds, particularly its growth and value-style equity and high-yield fixed income; and

            o its substantial assets under management suggests significant ability to generate operating cash flow.

           The valuation "metrics" we used to calculate the estimated value of the Pioneer Financial operating segment consisted of the following:

      o RUSSIAN FINANCIAL SERVICES ("RFS") - $1.15 PER SHARE. Calculated by applying Pioneer Financial's 51% ownership to RFS assets believed to be valued at $60 million, then dividing this total by actual shares outstanding.

      o POLISH PENSION FUND OPERATION -- $1.76 PER SHARE. Calculated by dividing the price Nationwide Financial Services Inc. ("Nationwide") paid to acquire an ownership stake of Pioneer's Polish Pension Fund Operation, by the ownership percentage Nationwide received, subtracting the amount that Nationwide paid. Thus, the Lens estimated value of Pioneer's stake in its Polish Pension fund operation is the $20 million Nationwide paid divided by the 30% ownership Nationwide received, less the $20 million Nationwide owns, divided by actual shares outstanding.

      o POLISH MUTUAL FUND OPERATION -- $0.23 PER SHARE. This assumes that the segment is worth 2% of the estimated assets under management per share. ($11.31 per share, which equals $300 million in assets under management divided by actual shares outstanding, then multiplied by 2%, resulting in $0.23 per share).

      o CZECH REPUBLIC MUTUAL FUND OPERATION -- $0.06 PER SHARE. This assumes that the segment is worth 2% of the estimated assets under management per share ($3.21 per share, which equals $85 million in assets under management divided by actual shares outstanding, then multiplied by 2%, resulting in $0.06 per share).

      o ASIAN MUTUAL FUND JOINT VENTURE -- $0.09 PER SHARE. This assumes that the entire operation is valued at 2% of estimated assets under management, or $5 million (assuming $250 million under management, Pioneer's 48% interest would be worth $2.4 million, or $0.09 per share ($2.4 million divided by actual shares outstanding)).

           The valuation "metrics" we used to calculate the estimated value of the Pioneer Global operating segment consisted of the following:

      o GOLD MINING OPERATION. Lens estimates the annual operating earnings (net income plus depreciation and amortization expense) of Pioneer's gold mining operation at $2.3 million (equal to operating earnings for the twelve months ended March 31, 1999). According to company reports, they are currently in negotiations to sell this operation. We estimate that the company could receive 4.4x our estimated operating earnings. This would equal $10.3 million ($2.3 million multiplied times 4.4), or $0.35 per share after giving consideration to holdings of a minority investor ($10.3 million multiplied by 90%, which is equal to $9.3 million, then divided by actual shares outstanding).

      o TIMBER OPERATION. According to company reports, they are currently in negotiations to sell this operation. Lens believes that because Pioneer has incurred operating losses (net loss plus depreciation and amortization expense) each fiscal year the company has operated this segment, no such sale will be consummated. We note that this operation has $5.6 million of bank debt ($0.21 per actual share outstanding) for which it is liable. Thus, we have subtracted $0.21 per share from our overall Pioneer Global value of $0.47 per share.

      o VENTURE CAPITAL OPERATION. According to company reports, this segment has $49.9 million in assets. Of this $49.9 million, $22.5 million is reported to be "cash equivalent" assets and the remaining $27.4 million is invested securities with a market value believed by Pioneer to be $27.4 million. Through a wholly owned subsidiary, Pioneer owns 16% of this operation, or $49.9 million. Lens has valued these assets at 100% of their stated value and assumes Pioneer's 16% share is worth $7.98 million, or $0.30 per share.

      o REAL ESTATE SERVICES OPERATION. Lens estimates the value of this segment of the Company's operations using a Price/TTM Sales multiple we believe is appropriate. Price/TTM Sales is defined as market price per share divided by the trailing twelve month sales per share of this segment, through the quarter ending September 30, 1999. The trailing twelve month sales per share through September 30, 1999 was $0.05 per share ($1.5 million divided by actual shares outstanding). We believe that if Pioneer were to sell this operation, they could possibly receive 0.50x the sales per share of the operation. Thus, we believe the operation has a value of $0.03 per share to Pioneer.


           In conducting our analysis, we reviewed publicly available information, including relevant industry market research studies and company research reports, as well as key economic and market indicators, including interest rates and general stock market performance. While our business as investment managers involves assessing the estimated worth of publicly traded companies on a daily basis, we do not regularly engage in the valuation of companies involved in some of the industries that Pioneer is in, such as U.S. and European asset management, gold mining, timber harvesting, commercial real estate services and venture capital.

           The foregoing notes do not purport to be a complete description of the analyses performed by us. Estimating the value of a company is a complex process. We believe that our analysis must be considered as a whole, and that selecting portions of such analysis without considering all factors would create an incomplete view of the processes underlying our opinion. We did not attempt to assign specific weights to particular measurement metrics. In addition, our analyses were based solely on publicly available information and we have not conducted any solicitation of third-party interest in Pioneer or its three business segments. However, there were no specific factors reviewed by us that did not support our opinion that the current management team of the Company has not unlocked the potential stockholder value of the Company. Any estimates contained in our analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein.

                                     ANNEX B

           The following is a summary of all transactions in Company securities by the Participants over the last two years.


DATE OF TRANSACTION      NATURE OF TRANSACTION          NUMBER OF SHARES
-------------------      ---------------------          ----------------
      5/12/99               Purchase by Ram                    50
      6/21/99               Purchase by Ram                    20
      6/22/99               Purchase by Ram                   2,244
      6/25/99               Purchase by Ram                    290
      6/28/99               Purchase by Ram                   7,323
      6/29/99               Purchase by Ram                   7,071
      7/1/99                Purchase by Ram                   4,300
      7/2/99                Purchase by Ram                   5,900
      7/7/99                Purchase by Ram                  10,011
      7/12/99               Purchase by Ram                   550
      7/13/99               Purchase by Ram                   4,005
      7/14/99               Purchase by Ram                  10,000
      7/15/99               Purchase by Ram                  21,962
      7/16/99               Purchase by Ram                  14,865
      7/20/99               Purchase by Ram                  20,000
      7/22/99               Purchase by Ram                  62,441
      7/23/99               Purchase by Ram                    800
      7/26/99               Purchase by Ram                    465
      7/27/99               Purchase by Ram                    630
      8/5/99                Purchase by Ram                  20,000
      8/13/99               Purchase by Ram                   5,000
      8/17/99               Purchase by Ram                   2,010
      8/18/99               Purchase by Ram                    965
      8/20/99               Purchase by Ram                    11
      8/25/99               Purchase by Ram                    10
      9/23/99               Purchase by Ram                    885
     10/18/99                 Sale by Ram                     (20)

DATE OF TRANSACTION      NATURE OF TRANSACTION          NUMBER OF SHARES
-------------------      ---------------------          ----------------
     10/27/99               Purchase by Ram                   1,460
     10/28/99               Purchase by Ram                   1,155
     10/29/99               Purchase by Ram                    500
      11/2/99               Purchase by Ram                    200
      11/3/99               Purchase by Ram                    30
     11/10/99                 Sale by Ram                     (175)
     11/15/99               Purchase by Ram                    70
     11/16/99               Purchase by Ram                    32
     11/29/99               Purchase by Ram                   1,875
     11/30/99               Purchase by Ram                    25
      12/8/99               Purchase by Ram                    500
     12/21/99               Purchase by Ram                    200
     12/21/99                 Sale by Ram                     (600)
     12/29/99               Purchase by Ram                    350
     12/30/99               Purchase by Ram                    300
      1/26/00               Purchase by Ram                    100
      2/7/00                Purchase by Ram                    600
      2/8/00                Purchase by Ram                  66,800
      2/9/00                Purchase by Ram                  34,200
      3/1/00                Purchase by Ram                   3,330
      6/17/99               Purchase by Lens                 16,500
      6/18/99               Purchase by Lens                 10,000
      6/22/99               Purchase by Lens                 47,756
      6/25/99               Purchase by Lens                 15,410
      6/28/99               Purchase by Lens                  5,377
      6/29/99               Purchase by Lens                 12,029
      6/30/99               Purchase by Lens                  9,700
      7/1/99                Purchase by Lens                  4,300
      7/2/99                Purchase by Lens                  5,800
      7/7/99                Purchase by Lens                 10,389
      7/8/99                Purchase by Lens                  2,300

DATE OF TRANSACTION      NATURE OF TRANSACTION          NUMBER OF SHARES
-------------------      ---------------------          ----------------
      7/12/99               Purchase by Lens                  3,250
      7/13/99               Purchase by Lens                  2,595
      7/14/99               Purchase by Lens                 10,000
      7/15/99               Purchase by Lens                 18,038
      7/16/99               Purchase by Lens                 85,135
      7/20/99               Purchase by Lens                 30,000
      7/22/99               Purchase by Lens                 171,559
      7/26/99               Purchase by Lens                 24,535
      8/17/99               Purchase by Lens                  6,990
      8/18/99               Purchase by Lens                  2,735
      8/20/99               Purchase by Lens                  4,675
     10/27/99               Purchase by Lens                 38,540
     10/28/99               Purchase by Lens                 28,545
      11/1/99               Purchase by Lens                 25,000
      11/8/99               Purchase by Lens                 20,000
     11/15/99                 Sale by Lens                  (12,885)
     11/29/99               Purchase by Lens                  9,425
     11/30/99               Purchase by Lens                 14,575
      12/1/99               Purchase by Lens                  5,000
      12/2/99               Purchase by Lens                 28,300
      12/3/99               Purchase by Lens                 12,500
     12/30/99               Purchase by Lens                 12,700
     12/31/99               Purchase by Lens                 22,500
      1/4/00                Purchase by Lens                 10,000
      1/5/00                Purchase by Lens                 13,400
      1/26/00               Purchase by Lens                 10,000
      2/3/00                Purchase by Lens                 20,000
      2/4/00                Purchase by Lens                 20,000
      6/18/99          Purchase by John Goodrich               250
      9/7/99           Purchase by John Goodrich               300
      9/16/99          Purchase by John Goodrich               300

DATE OF TRANSACTION      NATURE OF TRANSACTION          NUMBER OF SHARES
-------------------      ---------------------          ----------------
     10/14/99          Purchase by John Goodrich               400
     10/20/99          Purchase by John Goodrich               400
      2/4/00           Purchase by John Goodrich               500
      1/21/00          Purchase by Robert Holmes              1,000
      1/24/00          Purchase by Robert Holmes              1,700
      1/31/00          Purchase by Robert Holmes               300
      2/4/00           Purchase by Robert Holmes              1,000
      6/25/99         Purchase by Barbara Sleasman            1,300
      6/29/99         Purchase by Barbara Sleasman             700
      1/12/00           Sale by Barbara Sleasman             (1,000)
      3/1/00         Purchase by William Schaffner             500